

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 29, 2024

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
5345 E.N. Belt Road
North Las Vegas, NV 89115

> **Re: Boxabl Inc.**
> **Amendment No. 2 and No. 3 to Offering Statement on Form 1-A**
> **Filed April 30, 2024 and May 3, 2024**
> **File No. 024-12402**

Dear Paolo Tiramani:

We have reviewed your amended offering statements and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

Amended Offering Statement on Form 1-A

Conversion Rights, page 65

1. We note your response to comment 5 that you disagree that this offering constitutes an offering of the Company's Common Stock. Given the terms of Section 4.1 of Article Fourth of your Fifth Amended and Restated Articles of Incorporation, please provide us with a complete legal analysis showing how you reached this conclusion. Please cite any authority on which you rely.

Ongoing Reporting and Supplements to this Offering Circular, page 69

2. We note your revised disclosure in this section regarding information provided in your social media "as additional means of disclosing public information to investors" and that it is possible that certain information that the Company posts on its website, disseminated in press releases and on social media could be deemed to be material information. We also note your statement that "the Company encourages investors … to review the business

and financial information that the Company posts on its website, disseminates in press releases and on the social media channels … as such information could be deemed as material information." Please reconcile this disclosure with your statement that information on your website does not constitute part of the Offering Circular. We also note your disclosure that you may supplement the information in this Offering Circular by filing a supplement with the SEC. Please clarify if you intend to update your offering circular to include any new substantive information by supplement, post qualification amendment or otherwise, as applicable. Refer to Rule 253(g) of the Securities Act 1933. Also, tell us your consideration of the application of Rule 255(d) and Exhibit 13 to Form 1-A to these additional communications in your social media.

<u>Signatures, page 72</u>

3.  Please revise to identify your principal accounting officer or the person signing in that capacity. See Instruction 1 to the Signatures section in Part III of Form 1-A.

     Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Andrew Stephenson